April 9, 2021

Mr. Karl Hiller

Branch Chief

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Phone: (202) 551-3686

Re:	Camber Energy, Inc
Form 10-K for the Fiscal Year ended March 31, 2020 Filed June 29, 2020 File No. 001-32508

Dear Mr. Hiller:

We are in receipt of the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 15, 2021, relating to the above-referenced filing of Camber Energy, Inc.

As we discussed in our conversation on April 8, 2021, we anticipate filing a substantive response to the letter with the Commission by April 16, 2021.

Thank you for your assistance and review.

Sincerely,

Camber Energy, Inc.

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer